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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

           Information to be Included in Statements Filed Pursuant to
                Rule 13d-1(b), (c) and (d) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(b)
                                (AMENDMENT NO. 4)

                      FURNITURE BRANDS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   360921 10 0
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.


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                                                                     Page 2 of 5

CUSIP No. 360921 10 0
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1           NAME OF REPORTING PERSONS/
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Masco Corporation
            38-1794485
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a)  [ ]
                                                                        (b)  [ ]

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3           SEC USE ONLY

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4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                        5           SOLE VOTING POWER

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:                               4,000,000
--------------------------------------------------------------------------------

                        6           SHARED VOTING POWER                0
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                        7           SOLE DISPOSITIVE POWER             4,000,000
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                        8           SHARED DISPOSITIVE POWER           0
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9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       4,000,000
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                                                                     Page 3 of 5

CUSIP No. 360921 10 0

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10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)         [ ]
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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.9%
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12          TYPE OF REPORTING PERSON (See Instructions)

            CO
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                                                                     Page 4 of 5


ITEM 1(a). NAME OF ISSUER:

Furniture Brands International, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

101 South Hanley Road 19th Floor St. Louis, MO 63105

ITEM 2(a). NAMES OF PERSON FILING:

Masco Corporation

ITEM 2(b). ADDRESSES OF PRINCIPAL BUSINESS OFFICE:

21001 Van Born Road
Taylor, MI 48180

ITEM 2(c). CITIZENSHIP:

Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

360921 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c):

Not Applicable

ITEM 4. OWNERSHIP:

(a) Amount Beneficially Owned:      4,000,000

(b) Percent of Class:               7.9%

(c) Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote:     4,000,000

       (ii) shared power to vote or to direct the vote:  0

       (iii) sole power to dispose or to direct the disposition of:   4,000,000

       (iv) shared power to dispose or to direct the disposition of:  0


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                                                                     Page 5 of 5

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2006                    MASCO CORPORATION


                                           By:     /s/ Timothy Wadhams
                                               ---------------------------------
                                                Timothy Wadhams
                                                Senior Vice President
                                                  and Chief Financial Officer